UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of the registrant:	Commonwealth REIT
2.	Name of person relying on exemption:	Perry Corp. Richard C. Perry
3.	Address of person relying on exemption:
c/o Perry Corp. 767 Fifth Avenue, 19th Floor New York, New York 10153 Attention: General Counsel

4.	Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

This filing shall not be deemed to constitute a determination by the filing persons that the material attached hereto constitutes soliciting material or is required to be filed as exempt solicitation material.